UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________________ to ____________________
Commission File Number: 1-7537
Earle M. Jorgensen
Retirement Savings Plan
(Full title of the plan and the address of the plan if different from that of the issuer named below)
Earle M. Jorgensen Company
10650 Alameda Street
Lynwood, CA 90262
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Financial Statements and Supplemental Schedules
Earle M. Jorgensen Retirement Savings Plan
Year Ended March 31, 2006

Earle M. Jorgensen Retirement Savings Plan
Financial Statements and Supplemental Schedules
Year Ended March 31, 2006

Report of Independent Registered Public Accounting Firm
The Administrative Committee
Earle M. Jorgensen Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of Earle M. Jorgensen Retirement Savings Plan as of March 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended March 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at March 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended March 31, 2006, in conformity with U.S. generally accepted accounting principles.
Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of March 31, 2006, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ ERNST & YOUNG LLP
Los Angeles, CA
September 25, 2006

Earle M. Jorgensen Retirement Savings Plan
Statements of Net Assets Available for Benefits

	March 31
	2006	2005
Assets
Investments, at fair value:
Company stock	$95,870,440	$79,261,766
Mutual funds	103,794,132	—
Common stocks	—	1,554,624
Common collective trusts	—	12,324,186
Participant loans	2,782,800	—
Interest-bearing cash	84,159	—

Total investments	202,531,531	93,140,576

Receivables:
Employer cash contributions receivable	3,858,594	3,596,670
Employer stock contributions receivable	2,830,111	14,069,600
Dividends receivable	—	7,272

	6,688,705	17,673,542

Net assets available for benefits	$209,220,236	$110,814,118

See accompanying notes

Earle M. Jorgensen Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended March 31, 2006

Additions
Employer cash contributions	$3,858,594
Employer stock contributions	2,830,111
Employee contributions	2,472,264

Investment income:
Net appreciation in fair value of investments	42,177,498
Dividends and interest	3,459,796

Total investment income	45,637,294
Transfer from other plan (See Note 1)	51,897,012

Total additions	106,695,275

Deductions:
Benefit payments and withdrawals	8,270,040
Administration expenses	19,117

Total deductions	8,289,157

Net increase	98,406,118

Net assets available for benefits:
Beginning of year	110,814,118

End of year	$209,220,236

See accompanying notes

Earle M. Jorgensen Retirement Savings Plan
Notes to Financial Statements
March 31, 2006
1. Description of the Plan
General
The following description of the Earle M. Jorgensen Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan, originally adopted effective as of May 3, 1990 and was called the Earle M. Jorgensen Employee Stock Ownership Plan. The Plan is sponsored by the Earle M. Jorgensen Company (the “Company”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Effective April 1, 2004, the name of the Plan was changed to the Earle M. Jorgensen Stock Bonus Plan. The Plan was subsequently amended and restated effective August 1, 2005 (the “Effective Date”), and as of the Effective Date, the Company merged the Earle M. Jorgensen Capital Accumulation Plan (the “ECAP”) into the Earle M. Jorgensen Stock Bonus Plan (the “SBP”) to form a combined retirement savings plan, renamed as the Earle M. Jorgensen Retirement Savings Plan. Net assets transferred from the ECAP on August 1, 2005 totaled $51,897,012.
The Plan was amended in connection with the 2005 merger and financial restructuring, as described below, to provide that on a phased-in basis over the two-year period after the initial public offering, shares held in all participant accounts invested in the Company’s common stock which become eligible for diversification as provided in the Plan. The shares eligible for diversification as provided above are those shares of the Company’s common stock allocated to such accounts as of the closing of the public offering, plus additional shares contributed to the Plan, pursuant to the special contribution (as described in Note 6), which will be eligible for diversification as provided above immediately following the special contribution.
Company 2005 Merger and Financial Restructuring
The Earle M. Jorgensen Company, Earle M. Jorgensen Holding Company, Inc. (“Holding”), and affiliates of Kelso & Companies Inc. (“Kelso”) completed a merger and financial restructuring transaction concurrent with the Company’s initial public offering on April 20, 2005. Holding merged into a wholly-owned subsidiary of the Company pursuant to a merger agreement dated as of December 17, 2004, amended as of January 28, 2005, and further amended as of March 3, 2005 (as amended, the “2005 Merger Agreement”). Pursuant to the 2005 Merger Agreement, (1) all issued and outstanding shares of Holding’s common stock were converted into shares of the Company’s common stock and, (2) all issued and outstanding shares of Holding’s series A preferred stock and series B preferred stock were converted into a combination of cash and shares of the Company’s common stock. The value of the shares of the Company’s common

Earle M. Jorgensen Retirement Savings Plan
Notes to Financial Statements (continued)
stock for use as merger consideration was $10.00 per share, the price at which a share of the Company’s common stock was sold in the Company’s initial public offering. The net proceeds of the offering were allocated to the payment of the cash consideration for the series A preferred stock, series B preferred stock and Holding’s variable rate senior notes upon consummation of the 2005 merger and financial restructuring in accordance with the terms of the 2005 Merger Agreement and a related exchange agreement, dated as of December 17, 2004, and amended as of March 3, 2005, among the Company, Holding and the affiliates of Kelso holding securities issued by Holding. In connection with the 2005 merger, the Company assumed the obligations of Holding and became the Plan Sponsor and the remaining adopting employer under the Plan.
Eligibility
Each person who was a participant with an account in the SBP or ECAP immediately before the Effective Date will continue as a participant in the Plan as of the Effective Date.
Each other eligible employee who is a full time employee shall become a participant on their employment date or reemployment date as an eligible employee, and each other eligible employee who is not a full time employee shall become a participant in the Plan on the first day following their completion of one (1) year of eligibility service if an eligible employee on that date, or if not an eligible employee on such date, the date such person becomes an eligible employee; provided however, if such person is represented in collective bargaining, such person will be a participant only with respect to that portion of the Plan with respect to which the agreement specifically provides a right to participate.
Contributions
Employer contributions are discretionary and typically paid in cash as determined by the board of directors. For the year ended March 31, 2006, the Company contributed 5% of eligible compensation, as defined in the Plan. In addition, a special common stock contribution as described in Note 6 is authorized to be made for the Plan years ended March 31, 2005 and 2006.

Earle M. Jorgensen Retirement Savings Plan
Notes to Financial Statements (continued)
During the year ended March 31, 2006, the Company contributed 1,720,000 shares of its common stock, and in June 2006 Reliance (see Note 7) contributed 39,144 shares (78,288 shares post-split) of its common stock.
Participants may make before tax contributions in an integral percentage of their compensation of not less than 1% nor more than 50%. The participant contributions may not exceed the maximum amount provided by Section 402(g) of the Internal Revenue Code and the total contribution made on behalf of a participant, including employer contributions and participant contributions may not exceed the maximum provided by Section 415 of the Internal Revenue Code. Eligible employees may make rollover contributions to the Plan provided such rollover contribution meets all conditions that the Administrative Committee may establish.
Vesting
Participants vest in the employer’s contribution over a five-year period at 20% per year beginning after one year of credited service.
A participant’s interest in the employer contribution account(s) becomes a 100% non-forfeitable interest, if they (a) are credited with at least 5 years of credited service, (b) attain age 65, (c) become disabled, (d) die, or (e) were an employee under the Kilsby-Roberts ESOP or an employee of Earle M. Jorgensen Company on May 2, 1990.
Forfeitures of nonvested plan assets may be used to reduce the employer’s obligation to pay Plan expenses and any remaining amounts will be allocated to the remaining participants.
Benefit Payments and Withdrawals
Upon retirement, disability, death or termination of service, a participant (or beneficiary) is eligible to receive a lump sum amount equal to the value of the vested interest in his or her account. Other withdrawals and loans from participant accounts may be made under certain circumstances, as provided in the Plan, subject to the restrictions in the Internal Revenue Code.
Participant Loans
Participants may borrow up to 50% of their vested account balances, not to exceed $50,000. The interest rate charged on participant loans will be fixed throughout the term of the loan and will equal one plus the prime rate, as published in the Western Edition of the Wall Street Journal, in effect on the last business day of the calendar quarter immediately preceding the calendar quarter in which the loan request was received by the Administrative Committee. All loans will be evidenced by a promissory note and security agreement and will be secured by up to 50% of a participant’s non-forfeitable account balance determined immediately after the origination of the loan. The loan repayment period may not exceed five years or fifteen years if the loan is used for the purchase of the participant’s principal residence.

Earle M. Jorgensen Retirement Savings Plan
Notes to Financial Statements (continued)
Plan Termination
Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event of such termination, each participant will automatically become fully vested to the extent of the balance in the participant’s account.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Investments
Prior to the Company’s initial public offering in April 2005, the SBP was designed to invest primarily in the stock of Holding, which was not traded on a public exchange. Holding’s common stock was converted into the Company’s common stock in accordance with the 2005 Merger Agreement, as described in Note 1. The value of Holding’s common stock held by the Plan at March 31, 2005, was valued based on the initial public offering price of $10.00 per common share.
The Plan’s investments are stated at fair value. Investments in registered investment companies are valued at quoted market prices. The Company’s common stock is valued at quoted market price. Participant loans are valued at cost, which approximates fair value. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Income Tax Status
Although the Plan has not yet received a favorable determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), an application for a determination letter is currently pending. The Plan administrator believes that the Plan has been designed to comply with the requirements of the Code and has indicated that it will take the necessary steps, if any, to bring the Plan’s operations and/or document into compliance with the Code.
Other
Benefits due to participants whose employment is terminated are recorded on the date such amounts are paid. There were no benefits payable to any terminated participants who had submitted a withdrawal request at March 31, 2006 and 2005.

Earle M. Jorgensen Retirement Savings Plan
Notes to Financial Statements (continued)
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Administration of the Plan
The Plan is administered by the Administrative Committee appointed by the Board of Directors of the Company. The trustee for the Plan is T. Rowe Price Trust Company.
Prior to August 1, 2005, the record keeper for the Plan’s accounts was Principal Financial Group. In addition, Wells Fargo Bank was the trustee responsible to hold, administer and distribute the Plan’s assets in accordance with the Plan and the instructions of the Committee or its designees.
The valuation and performance of the Plan’s investment funds are subject to changes in market prices and credit risk. The investments held by the Plan at March 31, 2005, were made at the discretion of the Committee and are subject to ERISA regulations. Up until the Company’s initial public offering, the valuation of the investment in the Company’s common and preferred stock was subject to changes in fair value as determined by the independent appraiser and, therefore, did not necessarily represent the amount which would have been paid for such investments in a transaction with an independent third party. In the event of non-performance by other parties, the Plan’s exposure to credit loss on investments is limited to the carrying value of such investments.
The Company pays the administrative expenses of the Plan, and provides the Plan with certain accounting and administrative services without charge.
4. Investments
Investments at March 31, 2006 and 2005, presented in the table below are held by the trustee and invested in Company stock or other investments. The fair value of investments that represent 5% or more of the Plan’s net assets at March 31, 2006 and 2005 are indicated below:

	2006	2005
Earle M. Jorgensen common stock	$95,870,440	$—
T. Rowe Price Mid Cap Growth Fund	17,271,732	—
T. Rowe Price Balanced Fund	10,496,847	—
T. Rowe Price Retirement 2020 Fund	12,357,262	—
Earle M. Jorgensen Holding Company, Inc. Series A preferred stock	—	26,859,851
Earle M. Jorgensen Holding Company, Inc. Series B preferred stock	—	27,860,722
Earle M. Jorgensen Holding Company, Inc. common stock	—	24,541,193
Common collective trust – Stable Return Fund	—	12,161,562

Earle M. Jorgensen Retirement Savings Plan
Notes to Financial Statements (continued)
Net appreciation in fair value of investments for the year ended March 31, 2006 is as follows:

Earle M. Jorgensen common stock	$37,143,484
Mutual funds	5,034,014

$42,177,498

5. Non-Participant-Directed Investments
At March 31, 2006, there were no non-participant directed investments due to the restatement of the Plan as of August 1, 2005. Information about the net assets and the significant components of the changes in net assets related to the non-participant-directed investments are as follows:

March 31, 2005
Earle M. Jorgensen Holding Company, Inc. Series A preferred stock	$26,859,851
Earle M. Jorgensen Holding Company, Inc. Series B preferred stock	27,860,722
Earle M. Jorgensen Holding Company, Inc. common stock	24,541,193

Other investments:
Common stock	1,554,624
Common collective trust — Stable Return Funds	12,161,562
Other common collective trusts	162,624

Total other investments	13,878,810

Total investments	93,140,576

Employer cash contribution receivable	3,596,670
Employer stock contribution receivable	14,069,600
Dividends receivable	7,272

Total receivable	17,673,542

Total non-participant directed net assets	$110,814,118

Earle M. Jorgensen Retirement Savings Plan
Notes to Financial Statements (continued)
The change in non-participant directed net assets for the year ended March 31, 2006 is as follows:

Non-participant directed funds net assets at March 31, 2005	$110,814,118
Net depreciation in fair value of investments	(3,711,174)
Administrative expenses	(12,117)
Interest and dividends	126,620

Transfer to participant-directed classification	$107,217,447

6. Legal Proceedings
On January 3, 2005, an amended consent order was entered by the federal district court for the Central District of California settling outstanding litigation between Holding, the SBP and the U.S. Department of Labor (the “DOL”). The DOL claimed that the valuations of Holding common stock used to make annual contributions to the SBP in each of the years 1994 through 2000 contained significant errors that resulted in the Holding common stock being overvalued, and that the failure of the members of the Administrative Committee to detect and correct the errors was a breach of their fiduciary duty under the Employee Retirement Income Security Act of 1974 (ERISA).
In connection with the settlement of the dispute with the DOL, Holding authorized a special contribution of additional shares of Holding common stock or common stock equivalents to (1) the SBP, (2) the supplemental stock bonus plan and, (3) a cash bonus plan. The special contribution was to consist of 1.0817 shares of Holding common stock or its equivalent with respect to each share of Holding common stock in the SBP allocated to eligible participants. As of January 3, 2005, there were 2,454,119 shares of Holding common stock in the stock bonus plan of which 2,263,089 shares of Holding common stock had been allocated to the accounts of participants who were still employees of the Company and who were eligible to receive the special contribution in the form of common stock contributed to the SBP. As of January 3, 2005, the aggregate special contribution required in connection with the settlement consisted of up to 2,447,984 shares of Holding common stock or its equivalent and cash bonuses paid through a special purpose cash bonus plan of approximately $1,146,000 in the aggregate to participants who were no longer employed by the Company. The cash benefit payments were made on or about February 17, 2005.
Upon consummation of the 2005 merger, the financial restructuring and the Company’s initial public offering, the Company assumed Holding’s obligations under all aspects of the program and the stock contributions were made in Company common stock. On June 27, 2005, the Company filed a registration statement on Form S-8 covering, among other things, the shares of Company common stock reserved for the special contribution.

Earle M. Jorgensen Retirement Savings Plan
Notes to Financial Statements (continued)
To ensure compliance with the Internal Revenue Code and ERISA requirements, the first contribution was required to be made after the plan year ended March 31, 2005. Due to Internal Revenue Code provisions limiting the amount of contributions that can be made in any plan year, the contributions are to be made over two plan years, and affected participants who are no longer employed by the Company are to receive the program benefits in cash payments outside the Plan. Other Internal Revenue Code rules limit contributions that discriminate in favor of highly compensated employees. Holding adopted an amendment to the SBP that provides for the stock contributions to be made to the SBP to the maximum extent possible, subject to compliance with such Internal Revenue Code rules, for the SBP years ended March 31, 2005 and 2006. To the extent legally permissible, each participant is to receive a special contribution of 1.0817 additional shares of Holding common stock for each share of Holding common stock allocated to the participant’s account as of the date of the amended consent order in two contributions. To the extent participants do not receive their full allocation under the Plan over the two Plan years, the program benefits will be provided under a cash bonus plan or through credits of units under a phantom stock plan called the supplemental stock bonus plan. The program has been designed to ensure that participants receive the equivalent value of their allocation of the special contribution determined as of the date of the amended consent order, whether or not they continue to be employed by the Company or continue to be a participant in the Plan. On July 8, 2005, the Company made the first installment of the common stock contribution by issuing 1,720,000 shares of common stock to the SBP.
7. Subsequent Event (Unaudited)
Purchase by Reliance Steel & Aluminum Co.
On April 3, 2006, Reliance Steel & Aluminum Co., a California corporation (“Reliance”), completed its acquisition of the Company. The Company was merged with and into (the “2006 Merger”) RSAC Acquisition Corp., a Delaware corporation (the “Surviving Corporation”), which, as the surviving corporation, will continue to operate as a wholly-owned subsidiary of Reliance, and the Surviving Corporation changed its name to “Earle M. Jorgensen Company” (“EMJ”) pursuant to that certain Agreement and Plan of Merger (the “2006 Merger Agreement”), dated January 17, 2006 by and among Reliance, the Surviving Corporation and the Company as described in that Form 8-K Current Report filed January 19, 2006. In connection with 2006 Merger, the Surviving Corporation assumed the Plan. (References to the “Company” for periods prior to the Merger shall refer to the Company, and references to the “Company” or “EMJ” for periods after the Merger shall refer to the Surviving Corporation.)
In connection with the 2006 Merger, Reliance paid $6.50 in cash and issued .0892 (.1784 post-split, adjusted for Reliance’s two-for-one stock split, in the form of a 100% stock dividend on Reliance’s common stock declared on May 17, 2006 and distributed on July 19, 2006 to shareholders of record on July 5, 2006) of a share of Reliance common stock for each outstanding share of the Company’s common stock. The Company’s common stock (NYSE:JOR) was delisted from the New York Stock Exchange on April 3, 2006.
As a result of the 2006 Merger, Reliance assumed the Company’s obligation to issue stock to the Plan, and in June 2006, Reliance contributed 39,144 shares (78,288 shares post-split) of Reliance common stock to the Plan. The value at the date of contribution was $72.30 per share ($36.15 post-split). There will be no additional stock contributions to the Plan, all future contributions will be made to supplemental stock bonus plan in accordance with its provisions.

Supplemental Schedules

Earle M. Jorgensen Retirement Savings Plan

EIN: 95-0886610	Plan Number: 006
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
March 31, 2006

	Description of
	Investment		Current
Identity of Issue	(Shares)	Cost	Value

T. Rowe Price Trust Company

Cash and Cash Equivalents	—	$84,159	$84,159

Company Stock
Earle M. Jorgensen common stock*	6,328,082	53,800,434	95,870,440

T. Rowe Price* mutual funds:
Balanced Fund	525,368	10,411,970	10,496,847
Blue Chip Growth Fund	58,323	1,866,622	1,961,973
Equity Income Fund	344,500	9,265,602	9,342,839
Equity Index 500 Fund	63,959	2,124,938	2,226,402
International Stock Fund	211,293	2,900,331	3,355,327
Mid Cap Growth Fund	300,326	16,170,094	17,271,732
New Horizons Fund	148,869	4,783,226	5,275,903
Prime Reserve Fund	3,244,432	3,244,432	3,244,432
Retirement 2005 Fund	124,683	1,357,228	1,401,437
Retirement 2010 Fund	394,727	5,715,696	5,980,113
Retirement 2015 Fund	769,595	8,569,834	9,011,955
Retirement 2020 Fund	754,872	11,670,908	12,357,262
Retirement 2025 Fund	588,704	6,653,474	7,099,772
Retirement 2030 Fund	283,966	4,608,576	4,946,684
Retirement 2035 Fund	131,625	1,496,899	1,616,352
Retirement 2040 Fund	46,574	756,535	815,516
Retirement 2045 Fund	48,378	528,291	553,932
Retirement Income Fund	57,434	710,631	729,415
Science & Technology Fund	51,419	1,009,721	1,055,633

T. Rowe Price* bond funds:
GNMA Fund	50,224	479,381	469,599
Spectrum Income Fund	387,892	4,626,839	4,581,007

	interest ranging
Participant loans*	from 6.0% to 11.5%	—	2,782,800

			$202,531,531

*     Party-in-interest to the Plan

Earle M. Jorgensen Retirement Savings Plan
Schedule H, Line 4j – Schedule of Reportable Transactions

EIN: 95-0886610	Plan Number: 006
Year ended March 31, 2006

					Current Value
					of Asset at
		Purchase	Selling	Cost of	Transaction	Gain
Identity of Party Involved	Description of Assets	Price	Price	Asset	Date	(Loss)

Categories (i) and (iii) – Individual transactions and series of transactions in excess of 5% of plan assets.

Wells Fargo Bank	WF Short Term Investment Fund
	- purchases	$39,496,940	$—	$39,496,940	$39,496,940	$—
	- sales	—	39,600,092	39,600,092	39,600,092	—

Wells Fargo Bank	WF Stable Return Fund
	- sales	—	12,318,729	11,583,402	12,318,729	735,327

There were no category (ii) or (iv) transactions during the plan year ended March 31, 2006.

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee and the trustee have duly caused this annual report to be signed on their behalf by the undersigned, hereunto duly authorized.

Earle M. Jorgensen Retirement Savings Plan
September 27, 2006	By:	/s/ Neil McCaffery
		Name:	Neil McCaffery
Member of the Earle M. Jorgensen Retirement Savings Plan Administrative Committee